Alpha Trading L.P.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2019

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Alpha Trading L.P.

CONTENTS

Alpha Trading L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Current assets		
Cash	$	1,519,181
Due from clearing broker		4,113,726
Rebates receivables		158,156
Due from related party		495,476
Prepaid expenses and other assets		15,852
Total current assets		6,302,391
Property and Equipment, net		8,298
Total assets	$	6,310,689

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Current liabilities		
Accounts payable and accrued expenses	$	80,336
Due to related parties		59,679
Trading payables		117,384
Total current liabilities		257,399
Note payable to related party		2,500,000
Total liabilities		2,757,399
Partners' capital		3,553,290
Total liabilities and partners' capital	$	6,310,689

Alpha Trading L.P.

STATEMENT OF OPERATIONS

Year Ended December 31, 2019

Revenues		
Proprietary trading loss	$	(457,812)
Exchange rebates		1,038,385
Interest Income		73,559
Total revenues		654,132
Transaction costs		1,026,234
Net returns		(372,102)
Operating expenses		
Trade operations		504,108
General and administrative		439,972
Total operating expenses		944,080
Loss from operations		(1,316,182)
Interest expense		(55,685)
Income tax expense		(800)
Other income		2,004,841
Net Income	$	632,174

Alpha Trading L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

Year Ended December 31, 2019		
Partners' capital, December 31, 2018	$	2,921,116
Net income		632,174
Partners' capital, December 31, 2019	$	3,553,290

Confidential

See accompanying notes to financial statements

Alpha Trading L.P.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2019		
Cash flows from operating activities		
Net income from operations	$	632,174
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		5,531
Changes in operating assets and liabilities:		
Due from clearing broker		(1,951,343)
Rebates receivables		14,284
Due from related party		(488,364)
Prepaid expenses and other assets		14,608
Accounts payable and accrued expenses		(26,762)
Due to related parties		(293,096)
Trading payables		79,407
Net cash used in operating activities		(2,013,561)
Cash flows from financing activities		
Proceeds from note payable to related party		2,500,000
Net cash provided by financing activities		2,500,000
Net change in cash and cash equivalents		486,439
Cash and cash equivalents, beginning of year		1,032,742
Cash and cash equivalents, end of year	$	1,519,181

See accompanying notes to financial statement

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

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1. Nature of Business, Business Risk Factors and Management's Plans Regarding Future Operations

Alpha Trading L.P. (the "Partnership") is a limited partnership organized under the laws of the state of Delaware on May 31, 2017(inception). The Partnership is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and its designated examining authority is the NYSE Chicago, Inc, ("NYSE"). The Partnership was formed for the purpose of engaging in proprietary investment, trading and market making and trades exclusively with other brokers and dealers on securities exchanges and other regulated markets. The Partnership commenced its trading operations in October 2017.

In October 2017, the Partnership registered with the BATS Exchange and began operating as a market maker. Further, the Partnership began clearing its trading activities through ABN AMRO Clearing Chicago, LLC ("AACC"). The Partnership has entered into a joint back office ("JBO") with AACC and filed a Notice Pursuant to SEC Rule 15c3-1(a)(6). In February 2019, Bank of America Merrill Lynch (BAML) became the executing broker for the Partnership on select venues. The Partnership is now operating as a registered market maker and has a minimum net capital requirement of $183,827. The Partnership makes markets in approximately 180 securities for the year ended December 31, 2019.

The Partnership is subject to those risks common in the technology and financial services industries, including, but not limited to, the possibility of not being able to successfully develop or commercialize its products, technological obsolescence, competition, dependence on key personnel and key external alliances, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed. The Partnership may incur trading losses related to the purchase or sale of securities products. From time to time, the Partnership may have large positions in securities of a single issuer or issuers engaged in a specific industry. Sudden changes in the value of these positions could impact the Partnership's financial results. The Partnership may also be subject to consequences of capital market regulation.

The Partnership has incurred losses from operations since inception and has relied on debt financing and partners' capital contributions to fund its operations. At December 31, 2019, the Partnership has partners' capital of $3,553,290. Management believes the Partnership will be able to increase revenues and manage expenditures and as a result, the Partnership believes it has sufficient resources to fund planned operations and meet the Partnership's obligations through at least February 1, 2021. The inability for the Partnership to increase revenues and manage expenditures would require the Partnership to obtain additional debt financing and partners' capital contributions to fund its operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Partnership's sources of revenue consist of exchange rebates, plus/minus trading gains/losses. The Partnership recognizes the rebates and trading realized and unrealized gains or losses on a trade date basis, all of which are reflected in revenues. The Partnership trades on a proprietary basis only. Due to its trading strategy, the Partnership earns de minimis amounts of dividends.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

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2. Summary of Significant Accounting Policies (continued)

Partners' Capital and Allocation of Income or Loss

The Partnership is owned 100% by the Limited Partner. The Limited Partners' liability for the Partnership debts and obligations shall be limited to its capital contributions and all profits and income thereon, whether or not previously paid to them. Save to that extent, the General Partner shall be liable for the Partnership's debts and obligations.

Profits and losses of the Partnership attributable to investments of the Partnership shall be allocated to the Limited Partner.

Income Taxes

The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the partners for federal and state income tax purposes. Accordingly, the Partnership has not provided for federal and state income taxes.

At December 31, 2019, management has determined that the Partnership had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. For the year ended December 31, 2019 the Partnership incurred approximately $800 in State of California Franchise fees.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Rebates Receivables

The Partnership clears all of its proprietary transactions through ABN AMRO Clearing Chicago LLC (the "Clearing Broker") on a fully disclosed basis. The Partnership executes trades using a BAML Market Participant ID (MPID) for a per share fee. BAML passes through any fees or rebates associated with this trading activity.

Rebates receivable amounts are due from exchanges with which the Partnership transacts for its proprietary securities trading. Such receivables are deemed to be fully collectible. Floor brokerage, exchange and clearing fees recorded as trading operations expense represents fees incurred in relation to the Partnership's proprietary securities trading.

The amounts receivable from the BAML relate to the aforementioned transactions. The Partnership has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

4. Net Capital Requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Partnership's net capital was $2,875,508, which was $2,691,681 in excess of its minimum requirement of $183,827.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

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5. Joint Back Office Arrangement

The Partnership has a joint back office ("JBO") arrangement with its Clearing Broker. The Partnership notified CHX of the JBO arrangement and the Partnership maintains an ownership interest in the clearing broker pursuant to Regulation T of the Federal Reserve Board, Section 220.7. The Partnership maintains a minimum liquidating equity of $1,000,000 in the JBO arrangement.

6. Concentrations of Credit Risk

In the normal course of business, the Partnership's activities involve the execution, settlement, and financing of various transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss. The Clearing Broker also provides the Partnership with portfolio financing. Such financing is essential for the Partnership to meet its proprietary trading objective.

The Partnership maintains some of its cash balances in various financial institutions. Some of these balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Securities Exchange Act of 1934 Rule 15c3-3

The Partnership claims exemption from Securities Exchange Act of 1934 Rule 15c3-3. The Partnership is a proprietary trading firm only, the Partnership has no clients and does not hold client accounts. Therefore, the Partnership does not maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

8. Related Party Transactions

Pursuant to a Lease and Support Agreement, in effect as of October 16, 2017 and then amended as of March 1, 2018, entered into between Alpha Trading L.P. (the Partnership) and an affiliated entity, the Partnership leases certain products and receives certain services from such affiliate, in consideration for fees, payable on a quarterly basis ("the Total Consideration"). This agreement was terminated on November 20, 2019 with an effective date of January 1, 2019. The Partnership incurred no fees in connection to the Lease and Support Agreement in the year ended December 31, 2019. The Partnership owes the affiliated party $3,994 at December 31, 2019.

Pursuant to a Services Agreement, in effect as of October 16, 2017, entered into between the Partnership and its general partner, the Partnership receives certain services from such entity, in consideration for an amount equal to all costs and expenses incurred by such entity in connection with the provision of the services to the Partnership plus an amount constituting 5% of such costs, as fully detailed therein. The Partnership incurred no fees in connection to the Services Agreement in the year ended December 31, 2019 as the agreement was effectively cancelled upon entering into the 2019 Services Agreement (see below).

Pursuant to a new Services Agreement (2019 Services Agreement), entered into between the Partnership and its general partner on July 9, 2019, with an effective date as of January 1, 2018, the Partnership receives certain services from such entity, at no cost and expenses to the Partnership. The Partnership maintains a separate schedule of costs for all costs and expenses incurred by the general partner in connection to providing such services, which is not recorded on the accompanying statement of operations. The general partner incurred total expense of $2,661,799 in connection with services provided to the Partnership. At December 31, 2019, the Partnership is due form the general partner a reimbursement of $360,595 in connection to the 2019 Services Agreement.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

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8. Related Party Transactions (continued)

Since the parties intended originally for all services provided by the general partner at no cost to the Partnership, in July 2019, the general partner reimbursed the Partnership $1,869,960 for costs incurred during the year 2018 in connection to the previous services agreement, which is recorded as other income on the accompanying statement of operations.

On May 31, 2019, the Limited Partner acquired 100% of the Partnership from the previous limited partner. The general partner agreed to pay the Partnership the $134,881 in connection with this acquisition which is recorded as other income on the accompanying statement of operations. The Partnership is due form the general partner $134,881 at December 31, 2019.

Pursuant to a Loan Agreement, in effect as of April 4, 2019, entered into between the Partnership and an affiliated entity, the Partnership received a loan in the total amount of $2,500,000 (Loan Amount). The Loan Amount is due and payable by the Partnership within three years from the effective date (Repayment Date). The Partnership may, by agreement, postpone the repayment date. The Partnership may, at any time prior to the Repayment Date, repay the Loan Amount, in whole or in part, without any penalty being imposed on the Partnership as a consequence. The Loan Amount bears interest at an annual rate of 3%. The Partnership incurred $55,685 interest expense in connection to the Loan Agreement in the year ended December 31, 2019. At December 31, 2019, outstanding borrowing, under the Loan Agreement was $2,500,000. At December 31, 2019, $55,685 of interest expense payable is recorded as due to related party on the accompanying statement of financial condition.

9. Subsequent events

These financial statements were approved by management and available for issuance on January 28, 2020. Subsequent events have been evaluated through this date.

Alpha Trading L.P.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

	December 31 2019
Net capital, Partners' capital	$ 3,553,290
Less non allowable assets	
Rebates receivable from exchanges	158,156
Other assets	519,626
Total non allowable assets	677,782
Net capital before haircuts	2,875,508
Haircuts	
Security positions	-
Undue concentration	-
	-
Net capital	2,875,508
Aggregate indebtedness	2,757,399
Computed minimum net capital required (6.67% of aggregate indebtedness)	183,827
Minimum net capital required (under SEC Rule 15c3-1)	183,827
Excess net capital ($2,875,508 - $183,827)	2,691,681
Percentage of aggregate indebtedness to net capital $ 2,757,399 / $ 2,875,508	
	96%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2019.

See accompanying notes to financial statements

Alpha Trading L.P.

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESION AND CONTROL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

The Partnership claims exemption from Securities Exchange Act of 1934 Rule 15c3-3. The Partnership is a proprietary trading firm only, the Partnership has no clients and does not hold client accounts. Therefore, the Partnership does not maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

See accompanying notes to financial statements

Alpha Trading L.P.

SUPPLEMENTARY INFORMATION
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS

Year Ended December 31, 2019

SIPC Net Operation Revenues Per General Assessment Reconciliation Form SIPC-7	$ 2,501,247
General Assessments at 0.0015	$ 3,752
Payment Remitted with Form SIPC-6	(487)
Amount Due with Form SIPC-7	$ 3,265

See accompanying notes to financial statements

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14*14********2824*****************MIXED AADC 220
69996  CHX   DEC
ALPHA TRADING LP
2500 VENTURE OAKS WAY STE 390
SACRAMENTO, CA 95833-4222
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ ___3752___

    B. Less payment made with SIPC-6 filed (exclude interest)   (___487___)

          Date Paid _____

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   _____

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $ ___3,265___

    G. **PAYMENT: √ the box**
       Check mailed to P.O. Box ☒ Funds Wired ❏ ACH ❏
       Total (must be same as F above) $ ___3,265___

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alpha Trading LP
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __24th__ day of __January__ , 20 __20__ .

Chief Executive Officer
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,658,972

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts. 457,812

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 559,853

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 55,685

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii) 55,685

   Total deductions 615,538

2d. SIPC Net Operating Revenues $ 2,501,246

2e. General Assessment @ .0015 $ 3,752

(to page 1, line 2.A.)

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